SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           Schedule 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 2)

                      PS Business Parks, Inc.
           (formerly Public Storage Properties XI, Inc.)
     ---------------------------------------------------------
                         (Name of Issuer)

                   Common Stock, $0.01 par value
     ---------------------------------------------------------
                  (Title of Class of Securities)

                             69360J107
                   -----------------------------
                          (CUSIP Number)

                     Acquiport Two Corporation
                c/o Heitman Capital Management LLC
                         180 North LaSalle
                            Suite 3600
                      Chicago, Illinois 60601
                           312-855-5700
                      Attn: David B. Perisho
          -----------------------------------------------
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           May 30, 2002
      ------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box.  /   /


  ---------------------------------------------------------
  1.   Name of Reporting Person:

       Acquiport Two Corporation, 22-2909230
  ---------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group:
                                                   (a) /   /

                                                   (b) /   /
  ---------------------------------------------------------
  3.   SEC Use Only

  ---------------------------------------------------------
  4.   Source of Funds:  WC
  ---------------------------------------------------------
  5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                       /   /
  ---------------------------------------------------------
  6.   Citizenship or Place of Organization:  Delaware

  Number of      ------------------------------------------
  Shares         7.  Sole Voting Power:   3,010,265
  Beneficially   ------------------------------------------
  Owned By       8.  Shared Voting Power:  0
  Each           ------------------------------------------
  Reporting      9.  Sole Dispositive Power:   3,010,265
  Person         ------------------------------------------
  With           10. Shared Dispositive Power:  0
  ---------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each
       Reporting Person:

        3,010,265
  ---------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       /   /
  ---------------------------------------------------------
  13.  Percent of Class Represented by Amount in
       Row (11):  14.0%
  ---------------------------------------------------------
  14.  Type of Reporting Person:  CO
  ---------------------------------------------------------

                           Page 2

  ---------------------------------------------------------
  1.   Name of Reporting Person:

       New York State Common Retirement Fund, 14-6103815
  ---------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group:
                                                   (a) /   /

                                                   (b) /   /
  ---------------------------------------------------------
  3.   SEC Use Only

  ---------------------------------------------------------
  4.   Source of Funds:  Not Applicable
  ---------------------------------------------------------
  5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
                                                       /   /
  ---------------------------------------------------------
  6.   Citizenship or Place of Organization:  New York

  Number of      ------------------------------------------
  Shares         7.  Sole Voting Power: 0
  Beneficially   ------------------------------------------
  Owned By       8.  Shared Voting Power:   3,010,265 (1)
  Each           ------------------------------------------
  Reporting      9.  Sole Dispositive Power: 0
  Person         ------------------------------------------
  With           10. Shared Dispositive Power:
                      3,010,265 (1)
  ---------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each
       Reporting Person:

        3,010,265
  ---------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
                                                       /   /
  ---------------------------------------------------------
  13.  Percent of Class Represented by Amount in
       Row (11):  14.0%
  ---------------------------------------------------------
  14.  Type of Reporting Person:  EP
  ---------------------------------------------------------
  (1) Solely in its capacity as the sole stockholder of Acquiport Two Corporation.

                           Page 3

     This statement constitutes Amendment No. 2 to the Statement on Schedule 13D (the "Schedule 13D") filed March 27, 1998 and amended on May 27, 1998 by Acquiport Two Corporation, a Delaware corporation, in connection with the beneficial ownership of shares of common stock, $.01 par value, of PS Business Parks, Inc. (formerly Public Storage Properties XI, Inc.). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended. This Amendment No. 2 is being filed because on May 30, 2002, the Issuer, PS Business Parks, L.P. ("LP") and Acquiport entered into an Underwriting Agreement with Goldman, Sachs & Co. ("GS&Co.") pursuant to which, on June 4, 2002, Acquiport sold 3,100,000 Shares to GS&Co. at $34.10 per share. The Common Stock was offered to the public pursuant to a prospectus supplement dated May 30, 2002 to a prospectus dated June 2, 1999 (together, the "Prospectus") and made part of a Registration Statement on Form S-3 filed by the Issuer. (File No. 333-78627) (the "Registration Statement").

Item 2.   Identity and Background.

     Item 2 (b)-(c) is hereby amended by deleting the following two paragraphs:

     Patrick E. Brown is Secretary of Acquiport and is an attorney with Plunkett & Jaffe, P.C. His principal place of business is c/o Plunkett & Jaffe, P.C., 111 Washington Avenue, Albany, New
York 12210 and he is a U.S. citizen.

     John S. Harris is Assistant Secretary of Acquiport and is an attorney with Plunkett & Jaffe, P.C. His principal place of business is c/o Plunkett & Jaffe, P.C., 111 Washington Avenue,
Albany, New York 12210 and he is a U.S. citizen.

     and substituting the following two paragraphs for the two deleted paragraphs:

     John S. Harris is Secretary of Acquiport and is an attorney with Plunkett & Jaffe, P.C. His principal place of business is c/o Plunkett & Jaffe, P.C., 111 Washington Avenue, Albany, New
York 12210 and he is a U.S. citizen.

     Kelly M. Lamendola is Assistant Secretary of Acquiport and is an attorney with Plunkett & Jaffe, P.C. Her principal place of business is c/o Plunkett & Jaffe, P.C., 111 Washington Avenue,
Albany, New York 12210 and she is a U.S. citizen.

Item 4.        Purpose of Transaction.

     Item 4 is hereby amended and restated as follows:

     Acquiport has acquired the Shares for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

     On May 30, 2002 Acquiport entered into the Underwriting Agreement ("Underwriting Agreement") with the Issuer, LP and GS&Co. pursuant to which 3,100,000 Shares were sold by Acquiport to GS&Co. at a price of $34.10 per share and offered to the public by GS&Co., as described above. A copy of the Underwriting Agreement is filed as Exhibit 6 to this Schedule 13D. Except as contemplated by the Underwriting Agreement, Acquiport does not currently plan to sell its Shares, or acquire additional Shares, or take any other action described in Item 4. However, depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     (a) Acquiport directly owns 3,010,265 Shares which constitute 14.0% of the 21,549,449 outstanding shares of Common
Stock as reported in the Issuer's Quarterly Report on Form 10-Q filed May 3, 2002.

     Because of its position as the sole stockholder of Acquiport, the Common Fund may, pursuant to Section 13(d)(3) of the Act, be deemed to be the beneficial owner of the Shares owned directly by Acquiport.

     To the best of the knowledge of each of the Reporting
Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

     (b) Although the 3,010,265 Shares are owned of record by Acquiport, the Common Fund, as the sole shareholder of Acquiport, beneficially owns such 3,010,265 Shares. In its capacity as the sole stockholder of Acquiport, the Common Fund may be deemed to share power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned directly by Acquiport.

     (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 have affected any transactions in the Shares during the past sixty (60) days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Persons and the Common Fund with respect to Acquiport, has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated as follows:

     Acquiport, certain other shareholders of the Issuer, and the Issuer are parties to an Agreement Among Shareholders and Company, as amended (see Item 7, Exhibits 2 and 3) pursuant to which after the merger of American Office Park Properties, Inc. into the Issuer, the Board of Directors of the Issuer was to consist of seven members: two nominees of Public Storage, Inc., an affiliate of the Issuer ("PSI") and five independent directors mutually acceptable to PSI and Acquiport. Acquiport and PSI agreed to vote their respective Shares to support such nominees to the Board. This voting agreement was to expire at the earlier of the following dates: (i) when Acquiport's interest in the Issuer or PSI's interest in the Issuer is less than 20% assuming conversion of all limited partnership interests in PS Business Parks, L.P. into shares of Common Stock of the Issuer, or (ii) December 23, 2001. This voting agreement expired by its terms on December 23, 2001. Acquiport and PSI voted their shares of Common Stock for certain nominees for election to the Issuer's board of directors at the Issuer's May 14, 2002 annual meeting as if the voting provisions of this agreement were still in effect.

     Pursuant to the terms of the Agreement Among Shareholders and Company, the Issuer agreed to make reasonable efforts to allow Acquiport to purchase shares in most underwritten offerings of Common Stock on or prior to December 31, 1998 in order to maintain its proportionate holdings. The Issuer also agreed that, if the Issuer proposed to issue shares of Common Stock at less than $22.88 per share, Acquiport would have the right to purchase a number of shares on the same proposed terms sufficient for Acquiport to maintain its percentage interest in the Issuer. This right was to terminate when the Issuer raised $150 million of Common Stock in one or more public offerings. These rights terminated in accordance with their terms on December 31, 1998 and May 21, 1998, respectively. The foregoing descriptions of the Agreement Among Shareholders and Company are qualified in their entirety by reference to the Agreement Among Shareholders and Company, as amended, which is filed as Exhibits 2 and 3 hereto and incorporated herein by reference.

     Pursuant to the terms of the Agreement Among Shareholders and Company, the Issuer was obligated to execute a registration rights agreement pursuant to which the Issuer was obligated on or about March 17, 1999 to file and maintain a "shelf" registration statement under the Securities Act for the shares of Common Stock acquired by Acquiport. Acquiport and the Issuer entered into a Registration Rights Agreement which was agreed to be effective as of March 17, 1998 (the "Registration Rights Agreement"). The Registration Rights Agreement required the Issuer to file the "shelf" registration statement and also provided for two demand registrations at the option of Acquiport and customary "piggyback" registration rights. The Issuer filed the "shelf" registration statement on May 17, 1999. Acquiport exercised one of its demand registration rights in connection with the offering made under the Underwriting Agreement. Under the Registration Rights Agreement, the Issuer agreed to indemnify Acquiport Two against certain liabilities under the Securities Act of 1933, as amended. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is filed as Exhibit 5 hereto and incorporated herein by reference.

     On May 30, 2002 the Issuer, Acquiport and GS&Co. entered into the Underwriting Agreement to sell 3,100,000 Shares to GS&Co., and on June 4, 2002, those Shares were sold to GS&Co. at a price of $34.10 per share. On June 4, 2002, Acquiport received $105,710,000 in proceeds in the underwritten public offering. In the Underwriting Agreement, the Issuer and Acquiport agreed with GS&Co. not to offer, sell, contract to sell or otherwise dispose of their shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from May 30, 2002 through the date 90 days after May 30, 2002, except with the prior consent of GS&Co. Pursuant to the Underwriting Agreement, the Issuer, P.S. Business Parks, L.P. and Acquiport have agreed to indemnify GS&Co. against certain liabilities under the Securities Act of 1933, as amended. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement which is filed as Exhibit 6 hereto and incorporated herein by reference.

     Pursuant to the Second Amended and Restated Certificate of Incorporation of Acquiport Two Corporation ("Certificate"), neither the officers nor the directors of Acquiport has the power, without receiving the approval of the Common Fund, as sole stockholder of Acquiport, to enter into, agree to enter into, or approve any transaction agreement or contract on behalf of Acquiport with respect to the Shares, except pursuant to an Annual Business Plan, as that term is defined in the Certificate. The foregoing description of the Certificate is qualified in its entirety by reference to the Certificate which is filed as Exhibit 4 hereto and incorporated herein by reference.

     Except as disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

     Item 7 is hereby amended to add two additional exhibits as follows:

     Exhibit 5 Registration Rights Agreement dated as of March 17, 1998 by and between PS Business Parks, Inc. and
               Acquiport Two Corporation (incorporated by reference from Exhibit 10.2 to the Issuer's
               Quarterly Report on Form 10-Q filed August 14,
               1998).

     Exhibit 6 Underwriting Agreement dated May 30, 2002 by and among Goldman, Sachs & Co., PS Business Parks, Inc. and Acquiport Two Corporation (incorporated by reference from Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed May 31, 2002).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment No. 2 to Statement on Schedule 13D is filed on behalf of Acquiport Two Corporation and the New York State Common Retirement Fund.

  Dated:    June 4, 2002


Acquiport Two Corporation


By:    /s/ David B. Perisho
       ----------------------------------
       David B. Perisho
       Vice President



Comptroller of the State of New York
as Trustee of the Common Retirement Fund

  By:  /s/ Bruce E. Feig
       ----------------------------------
       Bruce E. Feig
       First Deputy Comptroller